FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2007 & 01 November 2007

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 October 2007.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 2 October 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 October 2007.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 October 2007.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 October 2007.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 October 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 October 2007.

8.	Press release entitled, “EPO Rules European Nexium® Process Patent Valid”, dated 9 October 2007.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 October 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 October 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 October 2007.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 October 2007.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 October 2007.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 October 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 October 2007.

16.	Press release entitled, “EPO Announces Symbicort® European Combination Patent Decision”, dated 18 October 2007.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 October 2007.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 October 2007.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 23 October 2007.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 October 2007.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 October 2007.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 October 2007.

23.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 October 2007.

24.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 October 2007.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 October 2007.

26.	Press release entitled, “AstraZeneca’s third quarter and nine months results 2007”, dated 31 October 2007.

27.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 October 2007.

28.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2007” (front half), dated 01 November 2007.

29.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2007 Consolidated Income Statement” (back half), dated 01 November 2007.

30.	Press release entitled, “CRESTOR™ ANDA”, dated 1 November 2007.

31.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 November 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 November 2007	By: /s/ Justin Hoskins
Name: Justin Hoskins
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,824 ordinary shares of AstraZeneca PLC at a price of 2435 pence per share on 28 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,474,085,458.

G H R Musker
Company Secretary
1 October 2007

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 232,584 ordinary shares of AstraZeneca PLC at a price of 2471 pence per share on 1 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,473,875,000.

G H R Musker
Company Secretary
2 October 2007

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 227,896 ordinary shares of AstraZeneca PLC at a price of 2522 pence per share on 2 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,473,655,909.

G H R Musker
Company Secretary
3 October 2007

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 227,491 ordinary shares of AstraZeneca PLC at a price of 2526 pence per share on 3 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,473,434,297.

G H R Musker
Company Secretary
4 October 2007

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 224,004 ordinary shares of AstraZeneca PLC at a price of 2564 pence per share on 4 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,473,211,560.

G H R Musker
Company Secretary
5 October 2007

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 223,775 ordinary shares of AstraZeneca PLC at a price of 2567 pence per share on 5 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,473,014,979.

G H R Musker
Company Secretary
8 October 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 223,837 ordinary shares of AstraZeneca PLC at a price of 2566 pence per share on 8 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,472,795,460.

G H R Musker
Company Secretary
9 October 2007

Item 8

EPO Rules European Nexium® Process Patent Valid

AstraZeneca today announced that the European Patent Office (EPO) Opposition Division has ruled that the European process patent EP 0773940 for Nexium® is valid in amended form, despite an opposition by the German generic manufacturer ratiopharm. The patent has been upheld as granted with regards to claims 1 and 2. Regarding claims 3 and 4, minor amendments have been made.

The EP 0773940 patent for Nexium® covers a process for the manufacturing of esomeprazole and its salts in Austria, Belgium, Switzerland, Germany, Denmark, Spain, France, UK, Greece, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Monaco, The Netherlands, Portugal, Slovenia and Sweden. This positive decision by the EPO means that this patent in its amended form still covers the manufacturing process for Nexium®. This patent expires in 2015.

AstraZeneca has confidence in the intellectual property portfolio protecting Nexium®.  This portfolio includes additional patents with expiration dates ranging from 2009 through to 2018. In addition to these patents, Nexium® has data exclusivity valid until March 2010 in most major European markets.

AstraZeneca will vigorously defend and enforce its intellectual property rights protecting Nexium®.

Worldwide Nexium® sales reached $ 5.2 billion in 2006. Europe accounted for $1.2 billion.

9th October 2007

For further information contact:

Media Enquiries:
Steve Brown, +44 207 304 5033
Edel McCaffrey, +44 207 304 5034

Investor Enquiries:
Jonathan Hunt, +44 207 304 5087
Mina Blair, +44 20 7304 5084
Ed Seage, +1 302 886 4065
Jorgen Winroth, +1 212 579 0506
Karl Hard +44 207 304 5322

-Ends-

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 224,561 ordinary shares of AstraZeneca PLC at a price of 2558 pence per share on 9 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,472,577,256.

G H R Musker
Company Secretary
10 October 2007

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 224,451 ordinary shares of AstraZeneca PLC at a price of 2559 pence per share on 10 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,472,354,451.

G H R Musker
Company Secretary
11 October 2007

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 222,013 ordinary shares of AstraZeneca PLC at a price of 2586 pence per share on 11 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,472,135,397.

G H R Musker
Company Secretary
12 October 2007

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 222,983 ordinary shares of AstraZeneca PLC at a price of 2576 pence per share on 12 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,471,918,641.

G H R Musker
Company Secretary
15 October 2007

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 223,214 ordinary shares of AstraZeneca PLC at a price of 2573 pence per share on 15 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,471,723,093.

G H R Musker
Company Secretary
16 October 2007

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 226,176 ordinary shares of AstraZeneca PLC at a price of 2541 pence per share on 16 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,471,503,325.

G H R Musker
Company Secretary
17 October 2007

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 224,681 ordinary shares of AstraZeneca PLC at a price of 2557 pence per share on 17 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,471,287,054.

G H R Musker
Company Secretary
18 October 2007

Item 16

EPO Announces Symbicort® European Combination
Patent Decision

AstraZeneca today announced that the European Patent Office (EPO) Technical Board of Appeal has made a final ruling that the European Combination patent for Symbicort® (formoterol and budesonide) (EPB0613371) has been revoked, following an appeal from a group of generic manufacturers: Liconsa, Miat, Generics UK and Norton Healthcare; but parties to the proceedings are also the additional opponents (Chiesi Farmaceutici SpA, Zambon Group SpA, Yamanouchi Europe B.V.).

The EPB0613371 patent covers the Symbicort® combination (formoterol and budesonide) and use thereof in asthma treatment in Austria, Belgium, Denmark, France, Germany, Greece, Ireland, Italy, Liechtenstein, Luxemburg, Monaco, the Netherlands, Portugal, Spain, Sweden, Switzerland and the United Kingdom.  The original patent expiry for this patent was 2012 with extension by Supplementary Protection Certificate (SPC) to August 2015 in most European countries.

“Although we are clearly disappointed with today’s EPO decision, Symbicort® will remain an important part of our growth potential over the next few years in Europe and over the long term in other major markets, including the U.S. and Japan,” said David Brennan, CEO of AstraZeneca.  “We do not believe that the EPO decision will have an immediate impact in the EU or any impact on the U.S. or Japanese patents.  In fact, with the recent launch of Symbicort SMART® in Europe, we have a tremendous opportunity to transform the way asthma is managed, providing patients and physicians with important new options in controlling asthma.”

AstraZeneca will continue to defend and enforce its remaining intellectual property rights protecting Symbicort®.  This portfolio includes patents and applications for processes, formulations, delivery devices (Turbuhaler), use in COPD and use ‘as needed’ (Symbicort SMART), with expiration dates up to 2019.  In addition to these patents, Symbicort® has data exclusivity valid until at least August 2010 in most major European markets.

Two granted patents (EPB1014993 and EPB 1210943) cover the use of Symbicort® for COPD and are currently under appeal and opposition respectively.

Worldwide sales of Symbicort® reached $1.18 billion in 2006, with Europe accounting for $1.02 billion.

18 October 2007

For further information contact:
Media Enquiries:

Steve Brown, +44 207 304 5033	Edel McCaffrey, +44 207 304 5034
Investor Enquiries:
Jonathan Hunt, +44 207 304 5087	Ed Seage, +1 302 886 4065
Karl Hard, +44 207 304 5322	Jorgen Winroth, +1 212 579 0506
Mina Blair, +44 20 7304 5084	Peter Vozzo +1 301 398 4358

-Ends-

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 223,630 ordinary shares of AstraZeneca PLC at a price of 2569 pence per share on 18 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,471,068,269.

G H R Musker
Company Secretary
19 October 2007

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 232,143 ordinary shares of AstraZeneca PLC at a price of 2475 pence per share on 19 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,470,854,989.

G H R Musker
Company Secretary
22 October 2007

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 236,018 ordinary shares of AstraZeneca PLC at a price of 2433 pence per share on 22 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,470,621,108.

G H R Musker
Company Secretary
23 October 2007

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 233,404 ordinary shares of AstraZeneca PLC at a price of 2461 pence per share on 23 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,470,388,398.

G H R Musker
Company Secretary
24 October 2007

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 239,623 ordinary shares of AstraZeneca PLC at a price of 2393 pence per share on 24 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,470,148,775.

G H R Musker
Company Secretary
25 October 2007

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 238,762 ordinary shares of AstraZeneca PLC at a price of 2403 pence per share on 25 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,469,910,013.

G H R Musker
Company Secretary
26 October 2007

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 241,683 ordinary shares of AstraZeneca PLC at a price of 2371 pence per share on 26 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,469,668,330.

G H R Musker
Company Secretary
29 October 2007

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 243,246 ordinary shares of AstraZeneca PLC at a price of 2354 pence per share on 29 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,469,430,047.

G H R Musker
Company Secretary
30 October 2007

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 244,134 ordinary shares of AstraZeneca PLC at a price of 2345 pence per share on 30 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,469,187,413.

G H R Musker
Company Secretary
31 October 2007

Item 26

AstraZeneca’s third quarter and nine months results 2007

Tomorrow, Thursday, 1 November, AstraZeneca will be announcing third quarter and nine months results for 2007 at 11:00 (GMT), 12:00(CET), 07:00 (EDT).

There will be an analysts teleconference at 13:00(GMT), 14:00(CET), 09:00 (EDT), for which the numbers are in the UK: 0800 279 9640, for International: +44 (0)20 7138 0828, for Sweden: 0200 897 065 and for the US: 1 866 850 2201. These numbers, as well as details of the replay facility available through Friday, 16 November 2007, are available on the Investors section of the AstraZeneca website at www.astrazeneca.com.

Item 27

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 October 2007, the issued share capital of AstraZeneca PLC with voting rights is 1,469,187,413 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,469,187,413.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
31 October 2007

Item 28

AstraZeneca PLC
Third Quarter and Nine Months Results 2007

“Nine Months sales up 7 percent, core EPS up 8 percent.  On track to deliver full year earnings target.”

Financial Highlights

Group	3rd Quarter 2007 $m	3rd Quarter 2006 $m	Actual %	CER %	9 Months 2007 $m	9 Months 2006 $m	Actual %	CER %
Sales	7,150	6,516	+10	+6	21,389	19,321	+11	+7

Operating Profit	2,022	2,106	-4	-7	6,165	6,213	-1	-3

Profit before Tax	1,888	2,187	-14	-16	6,146	6,440	-5	-7

Earnings per Share	$0.91	$1.01	-11	-13	$2.88	$2.93	-2	-4

Core EPS*	$1.04	$1.03	+1	-2	$3.28	$2.98	+10	+8

* Core EPS is a supplemental non-IFRS measure which management believes is useful to understanding the Company’s performance.  This measure is adjusted to exclude: restructuring costs of $0.06 and $0.28 in Q3 and YTD respectively; amortisation of significant intangible assets arising from corporate acquisitions (ie MedImmune) of $0.05 in Q3 and $0.07 YTD; and amortisation of intangibles related to our current and future exit arrangements with Merck in the US of $0.02 in Q3 and $0.05 YTD.

All narrative in this section refers to growth rates at constant exchange rates (CER)

•
Third quarter sales increased 6 percent to $7,150 million.  Excluding US sales of Toprol-XL™ from the current and the prior year quarter, sales increased 9 percent. The inclusion of MedImmune increased sales 2 percent.

•
Operating profit in the third quarter was $2,022 million, down 7 percent. Operating profit was reduced by restructuring costs of $146 million and by $212 million from the inclusion of MedImmune, as a result of the expected seasonal trading loss and the amortisation of intangible assets.

•
For the nine months, sales were $21,389 million, up 7 percent.  Operating profit was down 3 percent, to $6,165 million.  Operating profit was reduced by restructuring costs of $604 million and by an operating loss of $315 million from the inclusion of MedImmune.

•	Free cash flow before acquisitions was $3,607 million for the nine months. Cash distributions to shareholders were $5,773 million, including net share repurchases of $3,132 million.
•	Two additional compounds (PN400 for pain and Crestor™/ABT-335 fixed-dose combination for lipid disorders) progressed to Phase III development, bringing the total number of Phase III projects to ten.
•	Seroquel XR™ was launched in the US in August; first European approval was received on 29 August in the Netherlands.
•
Combined sales of 5 key products increased 14 percent for the nine months: Nexium™ (up 2 percent); Seroquel™ (up 15 percent); Crestor™ (up 39 percent); Arimidex™ (up 11 percent) and Symbicort™ (up 23 percent).

David Brennan, Chief Executive Officer, said:  “We continue to make progress on our key priorities: the business is on track to meet its earnings target for the full year, the entire organisation is driving for increased productivity and the pipeline has been further strengthened with two projects added to Phase III development during the quarter.”

London, 1 November 2007

Pictures of senior executives are available on www.newscast.co.uk.  Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca.
Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Kirsten Evraire (Wilmington)	(302) 885 0435
Analyst/Investor Enquiries:	Mina Blair/Karl Hard/Jonathan Hunt (London)	(020) 7304 5084/5322/5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (USA)	(302) 886 4065/(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Sales in the third quarter increased 6 percent at CER, or 10 percent on an as reported basis (including a 4 percent positive impact from currency movements).  The inclusion of sales from MedImmune accounted for 2 percent of the sales increase.  Excluding US sales of Toprol-XL™ from both the current and prior year, third quarter sales were up 9 percent.  Sales in the US were up 3 percent, affected by the generic competition for Toprol-XL™.  Sales outside the US were up 9 percent, including a 14 percent increase in Emerging Markets.

Operating profit in the third quarter was $2,022 million, down 7 percent.  Excluding $146 million in restructuring costs, operating profit was unchanged in the quarter.  The inclusion of MedImmune reduced operating profit by $212 million. This reduction reflects the seasonal trading loss and the amortisation of intangible assets, together with charges in respect of post-acquisition pipeline rationalisation.  Operating profit was also affected by the onset of full generic competition for Toprol-XL™ in the US market.

Expenditures in Research and Development were up 32 percent to $1,335 million; MedImmune and restructuring charges accounted for 18 percent of this increase.

In the third quarter, SG&A expenses increased 10 percent to $2,487 million.  Excluding amortisation and other SG&A expenses resulting from the inclusion of MedImmune and restructuring costs, underlying SG&A expenditures were down 3 percent in the quarter.

Reported earnings per share in the third quarter were $0.91 compared with $1.01 in 2006.

Nexium™ sales in the third quarter were $1,293 million, down 1 percent.  Sales in the US were down 3 percent.  Nexium™ continued to gain share in the branded segment of the US PPI market, but it was insufficient to offset lower realised prices and the growth in generic omeprazole.  Nexium™ sales in other markets were up 3 percent.

Seroquel™ sales increased 22 percent to $1,055 million in the third quarter, the first time sales have exceeded one billion dollars in a quarter.  Sales in the US were up 24 percent, which included initial stocking of Seroquel XR™ ahead of its launch in August.  Approval of Seroquel XR™ was achieved in the Netherlands on 29 August, which will enable the Company to seek similar approvals across Europe utilising the Mutual Recognition Procedure.  Sales outside the US were up 17 percent.

Crestor™ sales in the third quarter were up 25 percent to $691 million.  Sales in the US were up 14 percent to $342 million, with market share holding steady despite the strong growth of generic simvastatin products.  Sales in other markets increased 40 percent to $349 million.

Arimidex™ sales increased 7 percent in the third quarter to $425 million, on a 7 percent increase in the US and 8 percent sales growth in other markets.

Symbicort™ sales in the third quarter were up 25 percent to $371 million.  The US launch began on 26 June.  In the US, Symbicort™ share of patients newly starting fixed combination therapy reached 9.8 percent in the week ending 19 October, with a 4.6 percent share of all new prescriptions for combination products.  Sales outside the US were up 24 percent.

Nine Months

For the nine months, sales increased 7 percent at CER, or 11 percent on an as reported basis; currency movements had a 4 percent positive impact on reported sales growth.  The inclusion of MedImmune sales from 1 June contributed less than 1 percent to the sales increase. Excluding US sales of Toprol-XL™ from the current and prior year periods, sales increased 9 percent.  Sales in the US and in other markets were each up 7 percent for the nine months.

Operating profit was $6,165 million for the nine months, down 3 percent.  Excluding the $604 million in restructuring costs charged in the nine months, operating profit increased 7 percent.  Earnings per share for the nine months were $2.88 (including $0.28 of restructuring costs), compared with $2.93 in 2006.

AstraZeneca PLC

Enhancing Productivity

In furtherance of the wide range of productivity initiatives announced earlier this year, $146 million of restructuring costs have been charged in the third quarter, bringing the total for the nine months to $604 million.  The Company still anticipates the full year charge to be around $900 million, subject to the successful conclusion of employee consultation processes.

Future Prospects

The Company continues to perform well in increasingly challenging market conditions.  Sales growth for the full year is now anticipated to be around 7 to 8 percent at CER, which takes into account both the increase from consolidation of MedImmune sales and the anticipated sales decline for Toprol-XL™ in the US.

The target for earnings per share remains in the range of $3.60 to $3.75, which excludes restructuring costs and the US contribution from Toprol-XL™.   Following the full launch of generic competition to Toprol-XL™ in the US market, the Company now estimates a full year contribution from Toprol-XL™ in the US of around $0.38.  Inclusion of this estimate results in target earnings per share in the range of $3.98 to $4.13, excluding restructuring costs.

Restructuring costs for the nine months were $604 million ($0.28 per share).  The extent to which the full year estimate of $900 million ($0.44 per share) will be realised is subject to the timing of the consultation process.

Disclosure Notice:  The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements.  These include, but are not limited to: the rate of growth in sales of generic competitors to Toprol-XL™ in the US market, the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate.  For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2006 Annual Report and Form 20-F.

AstraZeneca PLC
Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Third Quarter		CER %	Nine Months		CER %
	2007	2006		2007	2006
Nexium™	1,293	1,280	-1	3,913	3,752	+2
Losec™/Prilosec™	268	324	-20	845	1,024	-20
Total	1,581	1,625	-5	4,818	4,830	-3

•
In the US, Nexium™ sales in the third quarter were $851 million, down 3 percent compared to last year.  Market share of total prescriptions in the US PPI market was 27.7 percent in September; however, continued share gains in the branded segment were unable to offset the strong growth of generic omeprazole and lower realised prices.  Estimated underlying demand was unchanged for the quarter, as a 2 percent decrease in dispensed tablet volume was offset by an increase from non-retail channels.

•	US sales of Nexium™ for the nine months were up 1 percent to $2,568 million.

•	Nexium™ sales in other markets in the third quarter were up 3 percent. Sales in Emerging Markets were up 34 percent, which more than offset the 8 percent decline in Western Europe.

•	Nexium™ sales in other markets were up 3 percent for the nine months.

•	For the nine months, Prilosec™ sales in the US were up 8 percent. Losec™ sales in other markets were down 25 percent, although sales increased in Japan and China.

Cardiovascular

	Third Quarter		CER %	Nine Months		CER %
	2007	2006		2007	2006
Crestor™	691	536	+25	1,997	1,403	+39
Seloken™ /Toprol-XL™	328	473	-33	1,229	1,407	-14
Atacand™	320	279	+8	934	809	+10
Zestril™	72	76	-11	228	229	-6
Plendil™	66	68	-9	205	210	-8
Total	1,621	1,579	-1	5,029	4,509	+8

•
In the US, Crestor™ sales in the third quarter were $342 million, a 14 percent increase over last year.  Total prescriptions in the US statin market increased 7 percent in the quarter; Crestor™ prescriptions were up 15 percent.  Crestor™ share of total prescriptions in the US statin market is holding steady at 8.6 percent in September, despite the continued strong growth for simvastatin, which has increased its market share by more than six points during the course of 2007.

•	US sales of Crestor™ for the nine months were up 31 percent to $1,038 million.

•	In other markets, Crestor™ sales were up 40 percent in the third quarter to $349 million. Sales in Western Europe were up 20 percent; sales in Canada increased 45 percent.

•	Volume share of the statin market for Crestor™ is now 20.1 percent in Canada; 12.1 percent in the Netherlands; 20.4 percent in Italy; and 14.9 percent in France.

•	The launch of Crestor™ in Japan is progressing well, achieving a 7.3 percent volume market share in August 2007.

•
US sales of the Toprol-XL™ product range, which includes sales of the authorised generic, were down 43 percent in the quarter and 20 percent for the nine months, as the full range of dosage strengths were subject to generic competition from August 2007.  Generic products accounted for 57 percent of dispensed prescriptions in the quarter.

AstraZeneca PLC

•	Sales of Seloken™ in other markets were up 6 percent in the third quarter and 7 percent for the nine months as a result of growth in Emerging Markets.

•	Atacand™ sales in the US were down 7 percent in the third quarter and increased 1 percent for the nine months.

•	Sales of Atacand™ in other markets were up 13 percent in the quarter and 12 percent year to date.

Respiratory

	Third Quarter		CER %	Nine Months		CER %
	2007	2006		2007	2006
Symbicort™	371	276	+25	1,139	861	+23
Pulmicort™	286	263	+6	1,007	892	+11
Rhinocort™	80	83	-7	267	270	-4
Accolate™	19	20	-5	57	59	-3
Oxis™	18	21	-24	64	65	-9
Synagis™ *	122	-	n/m	138	-	n/m
FluMist™ *	-	-	-	-	-	-
Total	935	696	+29	2,793	2,252	+19
* Sales of these MedImmune products are consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•
Symbicort™ sales in the third quarter were up 25 percent to $371 million, on a 24 percent increase in markets outside the US.  Growth in Europe has been fuelled by increased usage in COPD as well as market share gains in asthma, where the launch of the Symbicort™ SMART™ regimen is having an impact.

•
In the US, Symbicort™ sales in the third quarter were $4 million following $30 million in launch stocks sold in the second quarter. Since launch at the end of June, nearly half of allergists and one third of pulmonary specialists targeted by promotional efforts have prescribed Symbicort™.  Symbicort™ share of new prescriptions for fixed combination products was 4.6 percent in the week ending 19 October; market share of patients newly starting combination therapy reached 9.8 percent.

•	Worldwide sales of Symbicort™ for the nine months increased 23 percent to $1,139 million.

•
Sales of Pulmicort™ in the US increased 12 percent in the third quarter and 16 percent year to date.  Pulmicort™ Respules™ sales were up 24 percent in the third quarter, on estimated volume growth of 18 percent.

•	Pulmicort™ sales in other markets were down 2 percent in the third quarter and up 1 percent for the nine months.

•	Sales of Rhinocort™ Aqua in the US were down 8 percent for the nine months. Total prescriptions declined 15 percent.

•
Sales of Synagis™ totalled $122 million in the third quarter.  US sales were $56 million; sales outside the US were $66 million.  There are no corresponding sales recorded in the AstraZeneca accounts in the prior year period; on a pro-forma basis Synagis™ sales are 9 percent ahead of last year, bearing in mind that Synagis™ sales are highly seasonal, with the majority of sales recorded in the fourth and first quarters.

AstraZeneca PLC

Oncology

	Third Quarter		CER %	Nine Months		CER %
	2007	2006		2007	2006
Arimidex™	425	382	+7	1,256	1,096	+11
Casodex™	324	299	+5	965	879	+6
Zoladex™	273	255	+2	797	736	+4
Iressa™	55	62	-11	168	174	-3
Faslodex™	54	47	+11	156	138	+9
Nolvadex™	20	21	-10	59	66	-12
Ethyol™ *	19	-	n/m	27	-	n/m
Total	1,189	1,076	+7	3,480	3,105	+8
* Sales of this MedImmune product are consolidated in AstraZeneca accounts from 1 June 2007.  As a result, there are no prior period sales included.

•
In the US, sales of Arimidex™ were up 7 percent in the third quarter to $167 million.  Arimidex™ has a market-leading 38.3 percent share of total prescriptions for hormonal treatments for breast cancer.  Sales for the nine months were up 15 percent, with total prescriptions 6 percent higher than last year.

•	Arimidex™ sales in other markets were up 8 percent in the third quarter and 7 percent for the nine months.

•	Casodex™ sales in the US were down 1 percent in the third quarter and were up 3 percent for the nine months.

•	Casodex™ sales in other markets increased 7 percent for both the third quarter and nine months. Sales for the nine months were up 13 percent in Japan and increased 6 percent in Western Europe.

•	Sales of Iressa™ were down 3 percent for the nine months, although sales were up 4 percent in Japan and increased 16 percent in China.

•	Faslodex™ sales were up 9 percent for the nine months. Sales in Western Europe were up 10 percent; sales in Emerging Markets increased 29 percent.

Neuroscience

	Third Quarter		CER %	Nine Months		CER %
	2007	2006		2007	2006
Seroquel™	1,055	848	+22	2,941	2,504	+15
Zomig™	107	99	+5	320	295	+5
Total	1,371	1,150	+16	3,891	3,464	+10

•
In the US, Seroquel™ sales were up 24 percent in the third quarter to $760 million.  Third quarter sales included around $80 million of stocking sales for the new Seroquel XR™ formulation, ahead of the full launch promotion that started on 20 August.  Sales for the nine months were up 15 percent.  Total prescriptions for the nine months are 10 percent ahead of last year, twice the rate of market growth.  Seroquel™ share of total prescriptions for antipsychotic products in the US was a market-leading 31.4 percent in September.

•	Seroquel™ sales in other markets were up 17 percent in both the third quarter and year to date.

•	Sales of Zomig™ were up 5 percent for the nine months, which is the same sales growth rate achieved in both the US and Rest of World markets.

AstraZeneca PLC

Geographic Sales

	Third Quarter		CER %	Nine Months		CER %
	2007	2006		2007	2006
North America	3,485	3,355	+3	10,515	9,827	+7
US	3,199	3,100	+3	9,701	9,059	+7
Established ROW*	2,791	2,445	+8	8,297	7,386	+5
Emerging ROW	874	716	+14	2,577	2,108	+16
*Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.

•
Sales in the US were up 3 percent in the third quarter, as growth in Seroquel™ and Crestor™, as well as the inclusion of MedImmune sales, more than offset the sales decline for Toprol-XL™.  Excluding Toprol-XL™ from both the current and prior year quarter, sales were up 9 percent.

•
Sales growth in the Established Rest of World segment was 8 percent in the third quarter.  Sales in Western Europe were up 6 percent, benefiting from growth in Symbicort™, Crestor™ and Seroquel™, along with the inclusion of Synagis™ sales.  Excluding Synagis™, Western Europe sales increased 3 percent.  Sales in Japan were up 10 percent, with Crestor™ and oncology products accounting for nearly two-thirds of the increase.

•	Sales in Emerging Markets increased 14 percent in the third quarter. Sales in Emerging Europe were up 16 percent. Sales in China increased 25 percent in the quarter.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Reported sales increased by 10 percent and operating profit fell by 4 percent. At constant exchange rates, sales increased by 6 percent and operating profit fell by 7 percent. Excluding the impact of MedImmune and restructuring costs, operating profit increased by 10 percent.

Quarter Three	Operating Profit $m	CER %	EPS	CER %

Reported	2,022	-7	$0.91	-13
MedImmune	212	n/a	$0.23	n/a
Restructuring Costs	146	n/a	$0.06	n/a
Underlying	2,380	+10	$1.20	+16

Currency movements increased sales by 4 percent and operating profit by 3 percent. In comparison to last year, the dollar was 7 percent weaker against the euro, increasing sales, and also against the Swedish krona (7 percent) and sterling (7 percent), increasing costs.  The net effect of these currency movements was a positive impact of 2 cents on earnings per share.

Underlying US sales growth is slightly ahead of reported growth of 3 percent after adjusting for managed market accruals, inventory movements and provision movements. Outside the US, sales increased by 9 percent.

In the third quarter, reported operating margin was 28.3 percent. Excluding the MedImmune operating loss of $212 million and restructuring costs of $146 million, underlying operating margin was 34.0 percent, an increase of 1.7 percentage points on the third quarter in 2006 (see table below).

Quarter Three	Reported %	Restructuring costs $m	MedImmune $m	Underlying %	Change versus PY1

Gross Margin	79.8	(39)	88	80.7	+1.3
Distribution	0.8	-	(1)	0.7	+0.1
R&D	18.7	(8)	(167)	16.6	-1.8
SG&A	34.8	(99)	(193)	31.3	+2.1
Other Operating Income	2.8	-	61	1.9	-
Operating Profit	28.3	(146)	(212)	34.0	+1.7

Underlying gross margin of 80.7 percent in quarter three is 1.3 percentage points higher than last year. Payments to Merck, at 4.0 percent of sales, were 0.8 percentage points lower than last year. Currency increased margin by 0.2 percentage points, counterbalancing a negative 0.2 percentage point impact from increased royalty payments. Excluding the effect of these additional factors, gross margin increased by 0.5 percentage points, due to continuing operational efficiencies.

Underlying R&D expenditure was $1,160 million in the third quarter, up 14 percent over last year due principally to increased activity levels and the effect of the externalisation strategy, particularly the collaboration with Bristol-Myers Squibb.

Underlying SG&A costs of $2,195 million were 3 percent lower than quarter three in 2006 as operating efficiencies continue to be driven from our sales and marketing activities. The inclusion of MedImmune added $193 million, including intangible amortisation of $105 million.

1 Positive number indicates favourable effect on operating profit versus prior year.

AstraZeneca PLC

Underlying other income of $136 million was $12 million above the third quarter in 2006. Other income relating to MedImmune amounted to $61 million.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the net gain in the quarter was $31 million (compared with a loss of $16 million for the same period last year).  Fair value losses of $7 million were charged elsewhere in the income statement.

Nine Months

Reported sales increased by 11 percent and operating profit fell by 1 percent. At constant exchange rates, sales increased by 7 percent and operating profit fell by 3 percent. Excluding the effect of MedImmune and restructuring costs, operating profit increased by 12 percent.

Nine Months	Operating Profit $m	CER %	EPS	CER %

Reported	6,165	-3	$2.88	-4
MedImmune	315	n/a	$0.29	n/a
Restructuring Costs	604	n/a	$0.28	n/a
Underlying	7,084	+12	$3.45	+16

Currency movements increased reported sales by 4 percent and operating profit by 2 percent. Cumulatively, exchange has increased earnings per share by 5 cents. If current exchange rates are maintained for the remainder of the year no further benefits are expected to accrue.

Underlying US sales growth is broadly in line with reported growth of 7 percent after adjusting for managed market accruals, inventory movements and provision movements. Outside the US, sales increased by 7 percent.

In the first nine months, reported operating margin was 28.8 percent. Excluding MedImmune losses of $315 million and restructuring costs of $604 million, underlying operating margin was 33.4 percent, an increase of 1.2 percentage points on 2006 (see table below).

Nine Months	Reported %	Restructuring costs $m	MedImmune $m	Underlying %	Change versus PY2

Gross Margin	78.5	(320)	106	80.1	+0.7
Distribution	0.9	-	(2)	0.8	-
R&D	17.4	(37)	(195)	16.5	-2.1
SG&A	34.2	(247)	(313)	31.8	+2.3
Other Operating Income	2.8	-	89	2.4	+0.3
Operating Profit	28.8	(604)	(315)	33.4	+1.2

Underlying gross margin of 80.1 percent is 0.7 percentage points higher than last year. Payments to Merck, at 4.2 percent of sales, were 0.5 percentage points lower than last year. Currency increased gross margin by 0.4 percentage points whilst higher royalty payments reduced margin by 0.3 percentage points. Excluding the effect of these additional factors, gross margin was 0.1 percentage points higher than last year.

Underlying R&D expenditure was $3,498 million in the first nine months of 2007, up 18 percent over last year due principally to increased activity levels and the effect of the externalisation strategy. SG&A costs excluding restructuring and MedImmune were 2 percent lower than the same period in 2006.

Included within cost of sales is the movement in the fair value of financial instruments used to manage our transactional currency exposures; the net gain in the first nine months was $40 million (compared with a loss of

2 Positive number indicates favourable effect on operating profit versus prior year.

AstraZeneca PLC

$36 million for the same period last year).  Other fair value losses of $18 million were charged elsewhere in the income statement.

Restructuring Costs

At the half year, the Company provided further details in respect of the various productivity initiatives being undertaken to enhance the long-term efficiency of the business. As of 30 September, the following charges have been taken:

	Quarter Three $m	Charged at 30 September $m
Gross Margin

Global Supply Chain	39	320

R&D

Restructuring of Clinical, Regulatory Affairs and Disease Area Strategy	8	37

SG&A

European Sales Force Restructuring	22	168

IS and Business Infrastructure	77	79
TOTAL (REPORTED BASIS)	146	604
Of which cash costs:	73	512

All programmes continue to progress to plan, with forecasts for the total costs and benefits associated with each initiative remaining in accordance with the guidance issued in the second quarter news release.

Toprol-XL™

In the first nine months, Toprol-XL™ contributed US sales of $883 million (2006: $1,105 million) and EPS of 35 cents (2006: 40 cents).  During the third quarter all remaining strengths of Toprol-XL™ became exposed to generic competition. If Toprol-XL™ were excluded from the first nine months results for both the current and prior year periods, sales growth would be 9 percent (versus 7 percent on a reported basis) and EPS would be down 3 percent (compared with a 4 percent decrease as reported).  Using the same basis in the third quarter, sales would be up 9 percent (compared with a 6 percent increase as reported) and EPS would be down 9 percent (compared with a 13 percent decline as reported).

Finance income and expense

Net interest and dividend expense for the third quarter was $134 million (2006 income: $81 million) and $19 million expense (2006 income: $227 million) for the first nine months. The decrease versus last year is primarily attributable to the interest payable on the borrowings to acquire MedImmune, Inc., being $191 million in the third quarter and $243 million in total. The reported amounts include net income of $5 million (2006: $11 million) in the third quarter, and $21 million (2006: $35 million) in the nine months, arising from employee benefit fund assets and liabilities reported under IAS 19, ‘Employee Benefits’.

Taxation

The effective tax rate for the third quarter is 28.4 percent (2006: 27.2 percent) and for the nine months is 29.2 percent (2006: 28.3 percent). For the full year the tax rate is anticipated to be around 29 percent.

AstraZeneca PLC

Cash Flow

Free cash flow (net cash generated and available for acquisitions or distribution to shareholders) for the nine months was $3,607 million, compared to $4,793 million in 2006.

Cash generated from operating activities was $4,512 million, $1,021 million lower than in 2006. The decrease is primarily due to an increase in working capital requirements of $885 million and additional tax payments of $698 million, offset by higher non-cash movements, principally in relation to severance provisions, of $438 million.

Net cash outflows from investing activities were $14,460 million in the period, compared to $557 million in 2006 chiefly due to cash outflows from acquisitions of $14,814 million in the period (MedImmune, Inc. and Arrow Therapeutics Limited).

Returns to shareholders were $5,773 million (through net share repurchases of $3,132 million and dividends of $2,641 million).

Investments

In August, the Company paid $34 million to acquire the paediatric asthma business of Verus Pharmaceuticals, Inc. which includes the North American rights to CyDex Captisol®-enabled budesonide solution and a proprietary albuterol formulation. The acquisition of these programmes will further strengthen AstraZeneca’s position as a leader in the field of paediatric asthma.

In September, the Company paid a further milestone of $30 million under the collaboration agreement with POZEN, Inc. to develop a fixed-dose combination product containing esomeprazole and naproxen, for the treatment of pain. The milestone was in relation to the execution of the revised agreement and recognition of successful proof of concept.

In September, the Company’s Astra Tech Group announced the acquisition of Atlantis Components, Inc. for $71 million. The acquisition was completed on 10 October. The intangible asset acquired is the specialist CAD/CAM technology used to design and manufacture customised dental implant abutments, which further strengthens Astra Tech’s product portfolio in the field of dental implants.

In October, the Company decided, by mutual agreement, to end its collaboration with NPS Pharmaceuticals, Inc. to discover and develop drugs targeting metabotropic glutamate receptors (mGluRs). The Company has agreed to pay $30 million to acquire NPS's assets relating to the collaboration.

Core Earnings per Share

Management believes that investors’ understanding of the Company’s performance is enhanced by the disclosure of Core EPS, as it provides an understanding of the underlying ability to generate returns to shareholders.  The Core EPS measure is adjusted to exclude certain significant items, such as charges and provisions related to restructuring and synergy programmes, amortisation of the significant intangibles arising from corporate acquisitions and those related to our current and future exit arrangements with Merck in the US, and other specified items.  Core EPS is not, and should not be viewed as, a substitute for EPS in accordance with IFRS.

The reconciliation of third quarter and nine months Core EPS to reported earnings per share is provided below:

	3rd Quarter 2007	3rd Quarter 2006	CER %	Nine Months 2007	Nine Months 2006	CER %

Reported EPS	$0.91	$1.01	-13	$2.88	$2.93	-4

Restructuring Costs	$0.06	-	n/a	$0.28	-	n/a

Amortisation of intangible assets
MedImmune acquisition	$0.05	-	n/a	$0.07	-	n/a
Merck arrangements	$0.02	$0.02	n/a	$0.05	$0.05	n/a

Core EPS	$1.04	$1.03	-2	$3.28	$2.98	+8

AstraZeneca PLC

Debt and Capital Structure

During September, approximately $7.9 billion in debt was raised in the debt capital markets to re-finance short term debt taken on to fund the acquisition of MedImmune, Inc.  The re-financing consisted of a $6.9 billion 4-tranche SEC Global issue and a €750 million Eurobond, issued off a new Euro Medium Term Note Programme.  The details are as follows:

•	$650 million Floating Rate Notes due 2009
•	$1,750 million 5.4% Notes due 2012
•	$1,750 million 5.9% Notes due 2017
•	$2,750 million 6.45% Notes due 2037
•	€750 million 5.125% Notes due 2015

As at 30 September 2007, outstanding gross debt (including loans and short-term borrowings) is $14,314 million, of which $8,994 million is long-term (greater than 12 months). Outstanding net debt is $10,867 million.

Share Repurchase Programme

During the third quarter, 22.6 million shares were re-purchased for cancellation at a total cost of $1,134 million bringing the total re-purchases for the year to date to 61.6 million shares at a total cost of $3,294 million. Shares issued during the year to date were 3.5 million in consideration of share option exercises for a total of $162 million.

The total number of shares in issue at 30 September 2007 was 1,474 million.

The share re-purchase programme is calculated to have added 6 cents to EPS for the year to date after allowing for an estimate of interest income foregone.

R&D Update

During the quarter the Company announced that two additional compounds have progressed to Phase III development, bringing the total number of projects in Phase III to ten.  The two progressions were:

•	PN400, a new pain product, under co-development with POZEN, Inc., for the treatment of pain in patients who require chronic NSAID therapy and are at risk for NSAID related ulcers.

•
Crestor™/ABT-335, a fixed dose combination of AstraZeneca’s Crestor™ and Abbott’s next generation fenofibrate.  This single pill should have beneficial effects by reducing LDL and triglycerides whilst increasing HDL over and above that achieved by the individual components.

Seroquel XR™ was approved in the Netherlands on 29 August; the Company will now seek similar approvals across Europe utilising the Mutual Recognition Procedure.  Seroquel XR™ was also approved in Canada on 27 September.

Calendar

7 December 2007	Business Review - Biologics
31 January 2008	Announcement of fourth quarter and full year 2007 results

David Brennan
Chief Executive Officer

Item 29

Consolidated Income Statement

For the nine months ended 30 September	2007 $m	2006 $m
Sales	21,389	19,321
Cost of sales	(4,598)	(3,981)
Distribution costs	(181)	(165)
Research and development	(3,730)	(2,778)
Selling, general and administrative costs	(7,309)	(6,585)
Other operating income and expense	594	401
Operating profit	6,165	6,213
Finance income	703	621
Finance expense	(722)	(394)
Profit before tax	6,146	6,440
Taxation	(1,794)	(1,822)
Profit for the period	4,352	4,618

Attributable to:
Equity holders of the Company	4,329	4,611
Minority interests	23	7
	4,352	4,618

Basic earnings per $0.25 Ordinary Share	$2.88	$2.93
Diluted earnings per $0.25 Ordinary Share	$2.87	$2.92
Weighted average number of Ordinary Shares in issue (millions)	1,505	1,572
Diluted average number of Ordinary Shares in issue (millions)	1,510	1,578

Dividends declared in the period	2,658	2,217

Consolidated Income Statement

For the quarter ended 30 September	2007 $m	2006 $m
Sales	7,150	6,516
Cost of sales	(1,444)	(1,339)
Distribution costs	(59)	(53)
Research and development	(1,335)	(962)
Selling, general and administrative costs	(2,487)	(2,180)
Other operating income and expense	197	124
Operating profit	2,022	2,106
Finance income	217	221
Finance expense	(351)	(140)
Profit before tax	1,888	2,187
Taxation	(537)	(595)
Profit for the period	1,351	1,592

Attributable to:
Equity holders of the Company	1,343	1,587
Minority interests	8	5
	1,351	1,592

Basic earnings per $0.25 Ordinary Share	$0.91	$1.01
Diluted earnings per $0.25 Ordinary Share	$0.90	$1.01
Weighted average number of Ordinary Shares in issue (millions)	1,486	1,562
Diluted average number of Ordinary Shares in issue (millions)	1,489	1,569

Consolidated Balance Sheet

	As at 30 September 2007 $m	As at 31 December 2006 $m	As at 30 September 2006 $m
ASSETS Non-current assets
Property, plant and equipment	8,316	7,453	7,297
Intangible assets, including goodwill	21,395	4,204	4,710
Other investments	217	119	137
Deferred tax assets	1,331	1,220	1,545
	31,259	12,996	13,689
Current assets
Inventories	2,558	2,250	2,209
Trade and other receivables	6,492	5,561	5,404
Other investments	102	657	413
Income tax receivable	2,111	1,365	651
Cash and cash equivalents	3,428	7,103	5,756
	14,691	16,936	14,433
Total assets	45,950	29,932	28,122
LIABILITIES Current liabilities
Short-term borrowings and overdrafts	(5,403)	(136)	(113)
Trade and other payables	(6,732)	(6,334)	(5,780)
Income tax payable	(3,393)	(2,977)	(2,195)
	(15,528)	(9,447)	(8,088)
Non-current liabilities
Interest bearing loans	(8,994)	(1,087)	(1,089)
Deferred tax liabilities	(4,224)	(1,559)	(1,772)
Retirement benefit obligations	(1,630)	(1,842)	(1,752)
Provisions	(606)	(327)	(329)
Other payables	(226)	(254)	(309)
	(15,680)	(5,069)	(5,251)
Total liabilities	(31,208)	(14,516)	(13,339)
Net assets	14,742	15,416	14,783

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	369	383	388
Share premium account	1,832	1,671	1,620
Other reserves	1,903	1,902	1,856
Retained earnings	10,510	11,348	10,819
	14,614	15,304	14,683
Minority equity interests	128	112	100
Total equity	14,742	15,416	14,783

Consolidated Cash Flow Statement

For the nine months ended 30 September	2007 $m	2006 $m
Cash flows from operating activities
Profit before taxation	6,146	6,440
Finance income and expense	19	(227)
Depreciation, amortisation and impairment	1,304	917
Increase in working capital	(1,049)	(164)
Other non-cash movements	679	241
Cash generated from operations	7,099	7,207
Interest paid	(250)	(35)
Tax paid	(2,337)	(1,639)
Net cash inflow from operating activities	4,512	5,533
Cash flows from investing activities
Acquisition of businesses*	(14,814)	(1,170)
Movement in short term investments and fixed deposits*	875	1,353
Purchase of property, plant and equipment	(754)	(565)
Disposal of property, plant and equipment	39	20
Purchase of intangible assets	(454)	(489)
Purchase of non-current asset investments	(22)	(15)
Disposal of non-current asset investments*	384	54
Interest received	295	259
Dividends paid by subsidiaries to minority interest	(9)	(4)
Net cash outflow from investing activities	(14,460)	(557)
Net cash (outflow)/inflow before financing activities*	(9,948)	4,976
Cash flows from financing activities
Proceeds from issue of share capital	162	934
Repurchase of shares	(3,294)	(2,958)
Dividends paid	(2,641)	(2,220)
Repayment of loans	(1,165)	-
Issue of loans	7,895	-
Movement in short term borrowings	5,297	36
Net cash inflow/(outflow) from financing activities	6,254	(4,208)
Net (decrease)/increase in cash and cash equivalents in the period	(3,694)	768
Cash and cash equivalents at the beginning of the period	6,989	4,895
Exchange rate effects	50	22
Cash and cash equivalents at the end of the period	3,345	5,685
Cash and cash equivalents consists of:
Cash and cash equivalents	3,428	5,756
Overdrafts	(83)	(71)
	3,345	5,685

Note: Free Cash Flow (*) of $3,607 million (2006: $4,793 million) is calculated as; net cash (outflow)/inflow before financing activities, adjusted for: acquisition of businesses, movements in short term investments and fixed deposits, and disposal of MedImmune non-current asset investments (2007: $384 million, 2006: $nil).

Consolidated Statement of Recognised Income and Expense

For the nine months ended 30 September	2007 $m	2006 $m
Profit for the period	4,352	4,618
Foreign exchange adjustments on consolidation	420	565
Available for sale losses taken to equity	(15)	(11)
Actuarial gains/(losses) for the period	336	(13)
Tax on items taken directly to reserves	(79)	95
	662	636
Total recognised income and expense for the period	5,014	5,254
Attributable to:
Equity holders of the Company	4,998	5,248
Minority interests	16	6
	5,014	5,254

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the nine months ended 30 September 2007 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”)  as adopted by the European Union (EU).  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2006.  These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 – Interim Financial Reporting.  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2006.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2006.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies.  The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan	Cash		Non-cash	Exchange	At 30 Sept
	2007	flow	Acquisitions	movements	movements	2007
	$m	$m	$m	$m	$m	$m
Loans due after 1 year	(1,087)	(7,895)	-	(7)	(5)	(8,994)
Current instalments of loans	-	1,165	(1,165)	-	-	-
Total loans	(1,087)	(6,730)	(1,165)	(7)	(5)	(8,994)
Other investments - current	657	(875)	279	38	3	102
Cash and cash equivalents	7,103	(3,726)	-	-	51	3,428
Overdrafts	(114)	32	-	-	(1)	(83)
Short term borrowings	(22)	(5,297)	-	-	(1)	(5,320)
	7,624	(9,866)	279	38	52	(1,873)
Net funds/(debt)	6,537	(16,596)	(886)	31	47	(10,867)

Non-cash movements in the period include fair value adjustments under IAS 39.

3	MEDIMMUNE, INC. ACQUISITION

On 1 June 2007, AstraZeneca announced the successful tender offer for all the outstanding shares of common stock of MedImmune, Inc., a world-leading biotechnology company with proven biologics discovery and development strength, pipeline and leading biomanufacturing.  At that date, approximately 96.0% of the outstanding shares were successfully tendered; the remaining shares were acquired by 18 June 2007.  The financial results of MedImmune, Inc. have been consolidated into the Company’s results from 1 June 2007.

Cash consideration of $13.9 billion was paid for the outstanding shares.  After taking account of the cash and investments acquired, together with the settlement of MedImmune’s convertible debt and outstanding share options, the total cash to be paid to acquire MedImmune is $15.6 billion.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill.  In the case of the acquisition of MedImmune, this goodwill is underpinned by a number of elements, which individually cannot be quantified.  Most significant amongst these is the premium attributable to a pre-existing, well positioned business in the innovation intensive, high growth biologics market with a highly skilled workforce and established reputation.  Other important elements include buyer specific synergies, potential additional indications for identified products and the core technological capabilities and knowledge base of the company.

MedImmune, Inc. contributed $165 million (Q3: $141 million) of turnover in the period since acquisition.  After amortisation, net investments/interest costs (including interest costs of external financing of $243 million (Q3: $191 million) and tax), the loss attributable to the MedImmune acquisition was $355 million (Q3: $264 million). If the acquisition had taken effect at the beginning of the reporting period (1 January 2007), on a proforma basis the revenue, profit before tax and profit after tax of the combined Group for the nine month period would have been $21,957 million, $5,739 million and $4,076 million, respectively.  Basic and diluted Earnings per Share for the combined Group would have been $2.69 and $2.68, respectively. This proforma information has been prepared taking into account amortisation, interest costs and related tax effects but does not purport to represent the results of the combined Group that actually would have occurred had the acquisition taken place on 1 January 2007 and should not be taken to be representative of future results.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	193	8,136	8,329
Property, plant and equipment	523	70	593
Other	550	(17)	533
	1,266	8,189	9,455
Current assets	1,439	115	1,554
Current liabilities	(326)	39	(287)
Additional obligations related to convertible debt and share options	-	(1,724)	(1,724)
Non-current liabilities
Interest bearing loans and borrowings	(1,165)	-	(1,165)
Other payables	(73)	-	(73)
Deferred tax assets/(liabilities)	314	(2,787)	(2,473)
	(924)	(2,787)	(3,711)
Total assets acquired	1,455	3,832	5,287
Goodwill			8,596
Total consideration for outstanding shares*			13,883
Additional payments related to convertible debt, share options and other acquisition obligations			1,770
Less: amounts paid after 30 September 2007			(10)
Less: cash acquired			(979)
Net cash outflow			14,664

*  The total consideration for outstanding shares includes $29m of directly attributable costs.

4	RESTRUCTURING COSTS

Profit before tax for the nine months ended 30 September 2007 is stated after charging restructuring costs of $604 million ($146 million in the third quarter).  These have been charged to the income statement as follows:

	3rd Quarter $m	9 Months $m
Cost of Sales	39	320
R&D	8	37
SG&A	99	247
Total	146	604

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents.  The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2006 and Half Year Results 2007.

Atacand™ Plus (candesartan cilexetil and hydrochlorothiazide)
The EPO Opposition Division has ruled that the European patent covering a composition of Atacand™ Plus for treatment of hypertension is to be upheld as granted.  The decision was communicated in September 2007.  The decision may be appealed within two months from the decision.

The patent also covers use of a composition of Atacand™ Plus (candesartan cilexetil and hydrochlorothiazide) for treatment of hypertension in Austria, Belgium, Denmark, France, Germany, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Portugal, Spain, Sweden, Switzerland, the Netherlands and the UK.  This patent expires in September 2016.

Crestor™ (rosuvastatin)
On 30 October 2007, AstraZeneca received a notice-letter from Cobalt Pharmaceuticals, Inc. (Cobalt) notifying AstraZeneca Pharmaceuticals LP, AstraZeneca AB, IPR Pharmaceuticals Inc., and Shionogi Seiyaku Kabushiki Kaisha that Cobalt had submitted an Abbreviated New Drug Application (ANDA) to the US Food and Drug Administration for approval to market generic rosuvastatin calcium tablets. Cobalt’s notice-letter advised that it intended to market generic versions of Crestor™ tablets in 5, 10, 20, and 40mg strengths before the expiration of US Patent Nos. RE37,314E (the ‘314 patent) and 6,316,460B1 (the ‘460 patent). Cobalt’s notice-letter states that its ANDA contained a Paragraph IV certification alleging that the claims of the ‘314 and ‘460 patents are not infringed, invalid or unenforceable. Cobalt’s notice-letter also states that its ANDA contains a certification under section 505(j)(2)(A)(viii) of the FDCA alleging that its labelling will not include medical uses claimed in US Patent 6,858,618 (the ‘618 patent).

The ‘314 patent expires in January 2016, the ‘460 patent expires in August 2020, and the ‘618 patent expires in December 2021.

AstraZeneca is evaluating Cobalt’s allegations and certifications. AstraZeneca has full confidence in its intellectual property portfolio protecting Crestor™.

AstraZeneca has 45 days within which to commence a patent infringement lawsuit against the filer of an ANDA that would automatically stay, or bar, the FDA from approving the ANDA for 30 months (or until an adverse court decision, whichever may occur earlier).

Losec™/ Prilosec™ (omeprazole)
In September 2007, as part of a settlement, the Losec™ proceedings in Canada involving Sandoz were discontinued by AstraZeneca and Sandoz withdrew its allegation of invalidity with respect to the relevant Losec™ patents.  As a result of the discontinuance, Sandoz was able to obtain marketing approval for its generic version of Losec™ and it is now marketing and selling its product in Canada.

In April 2006, AstraZeneca received a notice from Dexcel Pharma Technologies (Dexcel) that Dexcel had submitted a New Drug Application seeking FDA approval to market a 20mg omeprazole tablet for the over-the-counter (OTC) market. Dexcel seeks approval to market a generic omeprazole OTC product before the expiration of the patents listed in the FDA Orange Book in reference to AstraZeneca’s Prilosec™ product and the Prilosec™ OTC product that is marketed by Procter & Gamble. In May 2006, AstraZeneca filed suit in the US District Courts for the District of Delaware and the Eastern District of Virginia charging Dexcel with infringement of the three patents.  In September 2007, the parties entered into a settlement agreement, and the cases have been dismissed. Terms of settlement are confidential and are not material to AstraZeneca.

In June 2007, AstraZeneca received a notice from Dr. Reddy’s Laboratories, Ltd. and from Dr. Reddy’s Laboratories, Inc.  (Dr. Reddy’s) that Dr. Reddy’s had submitted an ANDA seeking FDA approval to market a 20mg delayed release omeprazole magnesium capsule for the OTC market. Dr. Reddy’s seeks approval to market a generic omeprazole OTC product before the expiration of the patents listed in the FDA Orange Book in reference to the Prilosec™ OTC product that is marketed by Procter & Gamble.  In July 2007, AstraZeneca and Merck commenced patent infringement litigation in the US District Court for the Southern District of New York against Dr. Reddy’s in response to Dr. Reddy’s paragraph IV certifications regarding Prilosec™ OTC.  No trial date has been set.

Nexium™ (esomeprazole magnesium)
In September 2007, the US Court of Appeals for the Third Circuit denied the plaintiffs’ motion to rehear the decision affirming the dismissal of the previously disclosed Nexium™ consumer litigation filed in Delaware federal court.  The plaintiffs are expected to file a petition for certiorari to the US Supreme Court.

In June 2007, Florida’s appellate court affirmed the dismissal of the previously disclosed Nexium™ consumer litigation pending in Florida.  The plaintiff has filed a petition in the Florida Supreme Court for discretionary review.

In July and September 2007, AstraZeneca received notices from Matrix Laboratories, Inc. (Matrix) that Matrix had submitted ANDAs to the US FDA for esomeprazole magnesium delayed release capsules, 20 and 40mg.  Matrix was seeking FDA approval to market a generic esomeprazole magnesium product prior to the expiration of some but not all of the patents listed in the FDA Orange Book with reference to Nexium™.  Matrix’s notice did not challenge three Orange Book-listed patents claiming esomeprazole magnesium.  AstraZeneca’s exclusivity relating to these three patents extends to August 2015 and November 2014.  Since AstraZeneca has not received notice from Matrix as to these three US patents, Matrix cannot market generic esomeprazole magnesium until the end of the exclusivity afforded by these patents.  AstraZeneca is evaluating Matrix’s notice.

In October 2007, the European Patent Office (EPO) Opposition Division ruled that the European process patent for Nexium™, which covers the process for manufacturing esomeprazole and its salts, is valid in its amended form, despite an opposition by the German generic manufacturer ratiopharm.

The European patent protecting the formulation of the Nexium™ MUPS product is under opposition with the EPO and an Opposition Division oral hearing is scheduled for November 2007.  The patent is opposed by the generic companies ratiopharm, Hexal, Teva and Krka.

AstraZeneca continues to have full confidence in and will vigorously defend and enforce its intellectual property protecting Nexium™.

Rhinocort™ Aqua (budesonide) Nasal Spray
In September 2007, AstraZeneca AB received a letter from Apotex Inc. (Apotex) stating that Apotex had submitted an ANDA for a budesonide nasal spray (32 microgram spray) and that it intended to engage in the commercial manufacture, use and sale of a generic version of Rhinocort™ Aqua budesonide Nasal Spray before the expiration of US Patent Nos. 6,291,445, 6,686,346 and 6,986,904 (the '445, '346 and '904 patents).  The Apotex  notice contained a Paragraph IV certification alleging that the claims of the '445, '346 and '904 patents are "not infringed and invalid."  The '346 and '904 patents will expire in April 2017.  The '445 patent has an additional six months of paediatric exclusivity which ends in October 2017.

After investigating the allegations in Apotex’s Paragraph IV letter, AstraZeneca has decided not to file a patent infringement suit against Apotex.  AstraZeneca will not maintain or enforce the '445, '346 and '904 patents and will request their de-listing from the Orange Book.

Seroquel™ (quetiapine fumarate)
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel™.  In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and in most instances, little or no factual information regarding the alleged injury has been provided in the complaint.  However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking Seroquel™ and/or other atypical anti-psychotic medications.

As of 17 October 2007, AstraZeneca was defending 8,029 served or answered lawsuits involving approximately 10,500 plaintiff groups.  To date, approximately 996 cases have been dismissed by order or agreement.  Discovery directed to all parties is ongoing in the Seroquel™ cases.

AstraZeneca intends to vigorously defend all these Seroquel™ cases.

Symbicort™ (formoterol and budesonide)
In October 2007, the EPO Technical Board of Appeal ruled that the European Combination patent for Symbicort™ (formoterol and budesonide) be revoked, following an appeal from a group of generic manufacturers.

As at October 2007, there is one granted patent that covers the use of Symbicort™ for COPD under appeal and another under opposition.

AstraZeneca will vigorously defend and enforce its remaining intellectual property portfolio protecting Symbicort™, which holds patent dates up to 2019 in Europe.

Toprol-XL™ (metoprolol succinate)
In August 2007, AstraZeneca petitioned the US Court of Appeals for the Federal Circuit to reconsider its decision that the ‘154 patent is invalid for double patenting.  In September 2007 the court denied the petition.

AstraZeneca did not file a complaint for patent infringement against Dr. Reddy’s in response to the receipt of notice in June 2007 of the filing of an ANDA by Dr. Reddy’s for the 200mg and 100mg doses of metoprolol succinate extended release tablets.

Government Investigations
AstraZeneca, along with several other manufacturers, has received a letter from the Committee on Oversight and Government Reform of the US House of Representatives as part of the Committee’s ongoing oversight of the pharmaceutical industry’s research and marketing practices.  The Committee has requested that AstraZeneca provide clinical and marketing information relating to Seroquel™.

AstraZeneca has also received a letter from the Finance Committee of the US Senate which requests information regarding AstraZeneca’s payments to certain identified physicians and their prescription data related to Seroquel™.

AstraZeneca is co-operating with both enquiries.

Federal Trade Commission (FTC) Study on Authorised Generics
In October 2007, AstraZeneca received a Special Order from the FTC, requesting certain information in connection with the FTC's industry-wide study of the short and long-term competitive effects of authorised generics in the prescription drug marketplace.  AstraZeneca has begun to collect the requested information and plans to respond to the Special Order.

Average wholesale price class action litigation
MedImmune is involved in various lawsuits brought by various states and counties in the United States alleging manipulation of average wholesale prices by several defendants, including MedImmune. These were disclosed as part of MedImmune’s Annual Report on Form 10-K for the fiscal year ended 31 December 2006, filed with the U.S. Securities and Exchange Commission.   During the last quarter, there were no material changes to the status of these lawsuits, except that in October 2007 MedImmune was served with a complaint filed by the State of Iowa.  As previously noted, MedImmune was also served with a complaint filed by the County of Orange, New York, in April 2007.

Taxation
As previously disclosed in the Annual Report and Form 20-F Information 2006, the international tax environment presents increasingly challenging dynamics in terms of transfer pricing dispute settlements.  Our balance sheet positions for transfer pricing matters reflect appropriate corresponding relief in the territories affected.  Management considers that at present such corresponding relief will be available but given the challenges in the international tax environment, will keep this aspect under careful review.

6	NINE MONTHS TERRITORIAL SALES ANALYSIS

			% Growth
	9 Months 2007 $m	9 Months 2006 $m	Actual	Constant Currency
US	9,701	9,059	7	7
Canada	814	768	6	4
North America	10,515	9,827	7	7
Western Europe**	6,662	5,930	12	4
Japan	1,129	1,061	6	10
Other Established ROW	506	395	28	15
Established ROW*	8,297	7,386	12	5
Emerging Europe	735	615	20	11
China	313	241	30	25
Emerging Asia Pacific	545	466	17	11
Other Emerging ROW	984	786	25	21
Emerging ROW	2,577	2,108	22	16
Total Sales	21,389	19,321	11	7
*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the nine months, Western Europe sales growth excluding Synagis™ would be 11 percent on an actual basis and 2 percent on a constant currency basis.

7	THIRD QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	3rd Quarter 2007 $m	3rd Quarter 2006 $m	Actual	Constant Currency
US	3,199	3,100	3	3
Canada	286	255	12	6
North America	3,485	3,355	4	3
Western Europe***	2,200	1,932	14	6
Japan	395	370	7	10
Other Established ROW	196	143	37	20
Established ROW*	2,791	2,445	14	8
Emerging Europe	241	186	30	16
China	112	85	32	25
Emerging Asia Pacific	189	158	20	12
Other Emerging ROW	332	287	16	10
Emerging ROW	874	716	22	14
Total Sales	7,150	6,516	10	6

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand
***	For the third quarter, Western Europe sales growth excluding Synagis™ would be 10 percent on an actual basis and 3 percent on a constant currency basis.

8	NINE MONTHS PRODUCT SALES ANALYSIS

	World				US
	9 Months 2007 $m	9 Months 2006 $m	Actual Growth %	Constant Currency Growth %	9 Months 2007 $m	Actual Growth %
Gastrointestinal:
Nexium	3,913	3,752	4	2	2,568	1
Losec/Prilosec	845	1,024	(17)	(20)	168	8
Others	60	54	11	6	21	50
Total Gastrointestinal	4,818	4,830	-	(3)	2,757	2
Cardiovascular:
Crestor	1,997	1,403	42	39	1,038	31
Seloken/Toprol-XL	1,229	1,407	(13)	(14)	883	(20)
Atacand	934	809	15	10	193	1
Tenormin	224	238	(6)	(8)	14	(26)
Zestril	228	229	-	(6)	16	(24)
Plendil	205	210	(2)	(8)	28	40
Others	212	213	-	(7)	2	-
Total Cardiovascular	5,029	4,509	12	8	2,174	1
Respiratory:
Symbicort	1,139	861	32	23	34	n/m
Pulmicort	1,007	892	13	11	657	16
Rhinocort	267	270	(1)	(4)	174	(8)
Oxis	64	65	(2)	(9)	-	-
Accolate	57	59	(3)	(3)	41	(2)
Synagis	138	-	n/m	n/m	58	n/m
FluMist	-	-	-	-	-	-
Others	121	105	15	7	-	-
Total Respiratory	2,793	2,252	24	19	964	21
Oncology:
Arimidex	1,256	1,096	15	11	507	15
Casodex	965	879	10	6	220	3
Zoladex	797	736	8	4	68	(15)
Iressa	168	174	(3)	(3)	7	(42)
Ethyol	27	-	n/m	n/m	27	n/m
Others	267	220	21	18	122	44
Total Oncology	3,480	3,105	12	8	951	15
Neuroscience:
Seroquel	2,941	2,504	17	15	2,093	15
Local anaesthetics	398	396	1	(5)	32	(51)
Zomig	320	295	8	5	133	5
Diprivan	189	225	(16)	(19)	29	(54)
Others	43	44	(2)	(7)	11	(15)
Total Neuroscience	3,891	3,464	12	10	2,298	10
Infection and Other:
Merrem	558	437	28	21	107	27
Other Products	203	190	7	3	109	12
Total Infection and Other	761	627	21	15	216	19
Aptium Oncology	300	276	9	9	300	9
Astra Tech	317	258	23	14	41	37
Total	21,389	19,321	11	7	9,701	7

9	THIRD QUARTER PRODUCT SALES ANALYSIS

	World				US
	3rd Quarter 2007 $m	3rd Quarter 2006 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2007 $m	Actual Growth %
Gastrointestinal:
Nexium	1,293	1,280	1	(1)	851	(3)
Losec/Prilosec	268	324	(17)	(20)	54	(4)
Others	20	21	(5)	(10)	8	(11)
Total Gastrointestinal	1,581	1,625	(3)	(5)	913	(3)
Cardiovascular:
Crestor	691	536	29	25	342	14
Seloken/Toprol-XL	328	473	(31)	(33)	213	(43)
Atacand	320	279	15	8	65	(7)
Tenormin	73	77	(5)	(8)	4	(33)
Zestril	72	76	(5)	(11)	3	(63)
Plendil	66	68	(3)	(9)	8	(11)
Others	71	70	1	(6)	1	n/m
Total Cardiovascular	1,621	1,579	3	(1)	636	(17)
Respiratory:
Symbicort	371	276	34	25	4	n/m
Pulmicort	286	263	9	6	184	12
Rhinocort	80	83	(4)	(7)	49	(16)
Oxis	18	21	(14)	(24)	-	-
Accolate	19	20	(5)	(5)	13	(13)
Synagis	122	-	n/m	n/m	56	n/m
FluMist	-	-	-	-	-	-
Others	39	33	18	9	-	-
Total Respiratory	935	696	34	29	306	29
Oncology:
Arimidex	425	382	11	7	167	7
Casodex	324	299	8	5	72	(1)
Zoladex	273	255	7	2	23	(18)
Iressa	55	62	(11)	(11)	2	(50)
Ethyol	19	-	n/m	n/m	19	n/m
Others	93	78	19	14	42	31
Total Oncology	1,189	1,076	11	7	325	11
Neuroscience:
Seroquel	1,055	848	24	22	760	24
Local anaesthetics	129	124	4	(2)	10	(38)
Zomig	107	99	8	5	44	7
Diprivan	64	64	-	(5)	10	(17)
Others	16	15	7	-	5	-
Total Neuroscience	1,371	1,150	19	16	829	21
Infection and Other:
Merrem	186	153	22	14	37	12
Other Products	63	57	11	14	39	22
Total Infection and Other	249	210	19	14	76	17
Aptium Oncology	100	95	5	5	100	5
Astra Tech	104	85	22	15	14	27
Total	7,150	6,516	10	6	3,199	3

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2007 results	31 January 2008
Announcement of first quarter 2008 results	24 April 2008
Annual General Meeting	24 April 2008
Announcement of second quarter and half year 2008 results	31 July 2008
Announcement of third quarter and nine months 2008 results	30 October 2008

DIVIDENDS

The record date for the first interim dividend payable on 17 September 2007 (in the UK, Sweden and the US) was 10 August 2007.  Ordinary shares were traded ex-dividend on the London and Stockholm Stock Exchanges from 8 August 2007.  ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2007 payable on 17 March 2008 (in the UK, Sweden and the US) will be 8 February 2008.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 6 February 2008. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September

Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Ethyol Faslodex FluMist Iressa Losec Merrem Nexium Nolvadex Numax Oxis Plendil Prilosec Pulmicort Pulmicort Respules Recentin Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Symbicort SMART Synagis Tenormin Toprol-XL  Zestril  Zoladex  Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office The AstraZeneca Registrar Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA UK Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Depositary for ADRs JPMorgan Chase Bank JPMorgan Service Center PO Box 3408 South Hackensack NJ 07606-3408 US Tel (toll free in US): 888 697 8018 Tel: +1 (201) 680 6630	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Securities Registration Centre VPC AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 30

CRESTORTM ANDA

On 30th October 2007, AstraZeneca received a notice-letter from Cobalt Pharmaceuticals, Inc. (“Cobalt”) notifying AstraZeneca Pharmaceuticals LP, AstraZeneca AB, IPR Pharmaceuticals Inc., and Shionogi Seiyaku Kabushiki Kaisha that Cobalt had submitted an Abbreviated New Drug Application (ANDA) to the US Food and Drug Administration for approval to market generic rosuvastatin calcium tablets. Cobalt’s notice-letter advised that it intended to market generic versions of CrestorTM tablets in 5, 10, 20, and 40 mg strengths before the expiration of US Patents Nos. RE37,314E (the ‘314 patent) and 6,316,460B1 (the ‘460 patent). Cobalt’s notice-letter states that its ANDA contained a Paragraph IV certification alleging that the claims of the ‘314 and ‘460 patents are not infringed, invalid or unenforceable. Cobalt’s notice-letter also states that its ANDA contains a certification under section 505(j)(2)(A)(viii) of the FDCA alleging that its labelling will not include medical uses claimed in US Patent 6,858,618 (the ‘618 patent).

The ‘314 patent expires in January 2016, the ‘460 patent expires in August 2020, and the ‘618 patent expires in December 2021.

AstraZeneca is evaluating Cobalt’s allegations and certifications. AstraZeneca has full confidence in its intellectual property portfolio protecting CrestorTM.

AstraZeneca has 45 days within which to commence a patent infringement lawsuit against the filer of an ANDA that would automatically stay, or bar, the FDA from approving the ANDA for 30 months (or until an adverse court decision, whichever may occur earlier).

1st November 2007

Media Enquiries:
Steve Brown,  +44 207 304 5033  (24 hours)
Edel McCaffrey,  +44 207 304 5034  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

-Ends-

Item 31

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 243,060 ordinary shares of AstraZeneca PLC at a price of 2356 pence per share on 31 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,468,944,353.

G H R Musker
Company Secretary
1 November 2007